Filed Pursuant to
                                                                 Rule 424(b)(3)
                                                             File No. 333-55846



                         PRICING SUPPLEMENT NO. 22 DATED
                         NOVEMBER 5, 2002 TO PROSPECTUS
                     DATED FEBRUARY 26, 2001 AND PROSPECTUS
                        SUPPLEMENT DATED OCTOBER 31, 2001

                           BOEING CAPITAL CORPORATION

                           Series XI Medium-Term Notes

                   Due Nine Months or More From Date of Issue

         Except as set forth herein, the Series XI Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated February 26, 2001 as amended and supplemented by the Prospectus Supplement dated October 31, 2001 (the "Prospectus").



Aggregate Principal Amount:      $95,000,000

Original Issue Date
(Settlement Date):               November 8, 2002

Stated Maturity Date:            November 15, 2009

Base Rate:                       Treasury Rate (the auction rate on Treasury Bills having
                                 the Index Maturity specified below)

Index Currency:                  U.S. Dollars

Spread:                          Plus 205 basis points

Initial Interest Rate:           3.483% (including the Spread)

Maximum Interest Rate:           7.90% per annum

Index Maturity:                  Three months

Interest Payment Dates:          Commencing February 15, 2003 and thereafter on the 15th
                                 calendar day of each February, May, August and November up to and including the Maturity Date

Interest Reset Period:           Quarterly

Calculation Agent:               Deutsche Bank Trust Company Americas

Interest Reset Dates:            The 15th calendar day of each February, May, August and
                                 November

Interest Determination Dates:
Dates:                           The day in the week in which the related Interest Reset
                                 Date falls on which day Treasury Bills are normally
                                 auctioned.  Treasury Bills are normally sold at auction on
                                 Monday of each week, unless that day is a legal holiday,
                                 in which case the auction is normally held on the
                                 following Tuesday, except that the auction may be held on
                                 the preceding Friday; provided, however, that if an
                                 auction is held on the Friday of the week preceding the
                                 Interest Reset Date, the related Interest Determination
                                 Date will be the preceding Friday.

Day Count Convention:            Actual/Actual

Survivor's Option                [X] Yes
                                 [ ] No

Type of Notes Issued:            [X] Senior Notes [ ] Fixed Rate Notes
                                 [ ] Subordinated Notes [X] Floating Rate Notes

Optional Redemption:             [ ] Yes
                                 [X] No

Denominations:                   $1,000 and integral multiples of $1,000 in excess thereof

Form of Notes Issued:            [X] Book-Entry Notes
                                 [ ] Certificated Notes

CUSIP Number:                    09700WED1


                              PURCHASE AS PRINCIPAL

         This Pricing Supplement relates to $95,000,000 aggregate principal amount of Notes that are being purchased, as Principal, by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Net proceeds payable by Merrill Lynch to Boeing Capital Corporation (the "Company") will be 98.80% of the aggregate principal amount of the Notes or $93,860,000 before deduction of expenses payable by the Company. In connection with the sale of the Notes, Merrill Lynch may be deemed to have received compensation from the Company in the form of underwriting discounts in the aggregate amount of 1.20% or $1,140,000.

                               RECENT DEVELOPMENTS

         On October 4, 2002, The Boeing Company ("Boeing"), the Company's parent, announced that it would recognize, on a pre-tax basis, certain non-cash charges that would reduce earnings by approximately $250 million for the quarter ending September 30, 2002. To record these non-cash charges, third quarter pre-tax earnings for the Company will be reduced by approximately $149 million. As described more fully in the Company's Current Report on Form 8-K filed on October 4, 2002, which is incorporated herein by reference, the charges recognized in the third quarter reflect the continued pressure on airline credit ratings as well as collateral valuations, particularly for older and/or out-of-production aircraft types in the Company's financing portfolio.

         On October 16, 2002, Boeing announced its third quarter earnings for fiscal year 2002. That announcement included certain third quarter results of the Company, including a pre-tax loss of $92 million (due primarily to the $149 million non-cash charges referred to in the prior paragraph). This announcement is described more fully in the Company's Current Report on Form 8-K filed on October 18, 2002, which is incorporated herein by reference.

                            DESCRIPTION OF THE NOTES

         The Notes are being offered subject to a "Survivor's Option", which is a provision pursuant to which the Company agrees to repay or repurchase a Note, if requested and subject to certain conditions, following the death of the beneficial owner of the Note, so long as the Note was acquired by the beneficial owner at least six months prior to the request.

         Upon the valid exercise of the Survivor's Option and the proper tender of a Note for repayment or repurchase, the Company will, at its option, either repay or repurchase that Note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner's beneficial interest in the Note plus accrued interest to the date of repayment or repurchase.

         To be valid, the Survivor's Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner). A beneficial owner of the Note is a person who has the right, immediately prior to such person's death, to receive the proceeds from the disposition of the Note, as well as the right to receive payment of the principal of the Note.

         The death of a person holding a beneficial interest in a Note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder's spouse, will be deemed the death of a beneficial owner of the Note, and the entire principal amount of the Note so held will be subject to repayment or repurchase. However, the death of a person holding a beneficial interest in a Note as tenant in common with a person other than such deceased holder's spouse will be deemed the death of a beneficial owner only with respect to such deceased person's interest in the Note.

         The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership (described above) of a Note will be deemed the death of the beneficial owner of the Note for purposes of this provision, regardless of the registered holder of the Note, if the beneficial interest can be established to the satisfaction of Deutsche Bank Trust Company Americas (the "Trustee"). The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, the beneficial interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in the Note during his or her lifetime.

         The Company has the discretionary right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option shall be accepted from all deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all Notes outstanding as of the end of the most recent calendar year. The Company also has the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of acceptances of exercise of the Survivor's Option in such calendar year for any individual deceased beneficial owner. In addition, the Company will not permit the exercise of the Survivor's Option except in principal amounts of $1,000 and multiples of $1,000.

         An otherwise valid election to exercise the Survivor's Option may not be withdrawn. Each election to exercise the Survivor's Option will be accepted in the order all such elections are received by the Trustee, except for any Note the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment or repurchase pursuant to exercise of the Survivor's Option normally will be repaid or repurchased on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a Note tendered pursuant to a valid exercise of the Survivor's Option is May 1, 2003, and interest on that
Note is paid quarterly, the Company would normally, at its option, repay or repurchase that Note on the interest payment date occurring on August 15, 2003, because the May 15, 2003 interest payment date would occur less than 20 days from the date of acceptance. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered pursuant to a valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered holder, at its last known address as indicated in the Note register, that states the reason the Note has not been accepted for payment.

         Since the Notes are in book-entry form and are represented by a global note, The Depositary Trust Company ("DTC") or its nominee is treated as the holder of the Notes and will be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment or repurchase pursuant to exercise of the Survivor's Option for a Note, the deceased beneficial owner's authorized representative must provide the following to the broker or other entity through which the beneficial interest in the Note is held by the deceased beneficial owner:

o a written instruction to such broker or other entity to notify DTC of the authorized person's desire to obtain repayment pursuant to exercise of the Survivor's Option;

o appropriate evidence satisfactory to the Trustee (a) that the deceased was the beneficial owner of the Note at the time of death and the interest in the Note was acquired by the deceased beneficial owner at least six months prior to the request for repayment or repurchase, (b) that the death of the beneficial owner has occurred, (c) of the date of death of the beneficial owner, and (d) that the representative has authority to act on behalf of the deceased beneficial owner;

o if the interest in the Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from the nominee attesting to the deceased's beneficial ownership in such Note;

o a written request for repayment or repurchase signed by the representative of the deceased beneficial owner with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

o           if applicable, a properly executed assignment or endorsement;

o tax waivers and any other instruments or documents that the Trustee reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant's entitlement to payment; and

o any additional information the Trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor's Option or to document beneficial ownership or authority to make the election and to cause the repayment or repurchase of the Notes.

         In turn, the broker or other entity will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the broker or other entity stating that it represents the deceased beneficial owner.

         The Company retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor's Option will be determined by the Trustee, in its sole discretion, which determination will be final and binding on all parties.

         The broker or other entity will be responsible for disbursing payments received from the Trustee to the representative. See "Book-Entry Notes" on page S-20 of the Prospectus.

         Forms for the exercise of the Survivor's Option may be obtained from Deutsche Bank Trust Company Americas, Four Albany Street, New York, New York 10006, Attention: Corporate Trust and Agency Group.

         If applicable, the Company will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of Notes at the option of the registered holders thereof.